UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

FinVolution Group

(Name of Issuer)

Class A ordinary shares, $0.00001 par value per share

(Title of Class of Securities)

G3524C107**

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

CUSIP number G3524C107 has been assigned to the Class A ordinary shares of the issuer. CUSIP number 31810T101 has also been assigned to the American depositary shares of the issuer, which are quoted on the New York Stock Exchange under the symbol “FINV.” Each ADS represents five Class A ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3524C107

1	Name of Reporting Person Jun Zhang
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 88,372,930 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 88,372,930 (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 88,372,930 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 6.3% (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)
12	Type of Reporting Person IN

(1)

Represents (i) 65,209,800 Class B ordinary shares directly held by Metallica Holding Limited, a company incorporated in the British Virgin Islands, and (ii) 4,632,626 ADSs, representing 23,163,130 Class A ordinary shares, directly held by Metallica Holding Limited. Mr. Jun Zhang is the sole shareholder and the sole director of Metallica Holding Limited. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. G3524C107

1	Name of Reporting Person Metallica Holding Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 88,372,930 (2)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 88,372,930 (2)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 88,372,930 (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 6.3% (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)
12	Type of Reporting Person CO

(2)

Represents (i) 65,209,800 Class B ordinary shares directly held by Metallica Holding Limited, a company incorporated in the British Virgin Islands, and (ii) 4,632,626 ADSs, representing 23,163,130 Class A ordinary shares, directly held by Metallica Holding Limited. Mr. Jun Zhang is the sole shareholder and the sole director of Metallica Holding Limited. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

CUSIP No. G3524C107

Item 1(a). Name of Issuer:

FinVolution Group (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

Building G1, No. 999 Dangui Road, Pudong New District, Shanghai 201203, People’s Republic of China

Item 2(a). Name of Person Filing:

Jun Zhang and Metallica Holding Limited (collectively, the “Reporting Persons”)

Item 2(b). Address of Principal Business Office or, if none, Residence:

The address of the Reporting Persons is c/o Building G1, No. 999 Dangui Road, Pudong New District, Shanghai 201203, People’s Republic of China.

Item 2(c) Citizenship:

Jun Zhang is a citizen of the People Republic of China. Metallica Holding Limited is a British Virgin Islands company solely owned by Jun Zhang.

Item 2(d). Title of Class of Securities:

Class A ordinary shares, $0.00001 par value per share.

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e). CUSIP Number:

G3524C107

This CUSIP number applies to the Class A ordinary shares of the Issuer, par value $0.00001 per share. CUSIP number 31810T101 has also been assigned to the American depositary shares of the Issuer, each representing five Class A ordinary shares of the Issuer, par value $0.00001 per share.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

Reporting Person	Amount beneficially owned		Percent of class		Percent of aggregate voting power		Sole power to vote or direct the vote		Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of		Shared power to dispose or to direct the disposition of
Jun Zhang	88,372,930	(1)	6.3	%(2)	10.9	%(3)	88,372,930	(1)	0	88,372,930	(1)	0
Metallica Holding Limited	88,372,930	(1)	6.3	%(2)	10.9	%(3)	88,372,930	(1)	0	88,372,930	(1)	0

(1)

Represents (i) 65,209,800 Class B ordinary shares directly held by Metallica Holding Limited, a company incorporated in the British Virgin Islands, and (ii) 4,632,626 ADSs, representing 23,163,130 Class A ordinary shares, directly held by Metallica Holding Limited. Mr. Jun Zhang is the sole shareholder and the sole director of Metallica Holding Limited. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. In computing the number of shares held by a Reporting Person, we have included shares that the Reporting Person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, after December 31, 2022, as applicable.

(2)

The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 1,413,196,769 ordinary shares (being the sum of 843,996,769 Class A ordinary shares and 569,200,000 Class B ordinary shares) of the Issuer outstanding as of December 31, 2022. In computing the percentage ownership of a Reporting Person, we have included shares that the Reporting Person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, after December 31, 2022, as applicable.

(3)

For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of Class A and Class B ordinary shares of the Issuer as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2023

JUN ZHANG

/s/ Jun Zhang

METALLICA HOLDING LIMITED

By:	/s/ Jun Zhang
Name:	Jun Zhang
Title:	Director